Suite 220-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

w:	www.kimberresources.com

October 30, 2013

VIA EDGAR

Division of Corporation Finance
Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628
Attn:     Ms. Peggy Kim

Re:	Kimber Resources Inc.
Schedule 14D-9
Filed October 11, 2013
File No. 5-81581

Ladies and Gentlemen:

We are in receipt of the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission’s (the “Commission”) division of corporation finance set forth in your letter dated October 21, 2013 (the “Comment Letter”) regarding the above-referenced filing of Kimber Resources Inc. (the “Company”). In connection with the above-referenced filing, the Company amended its Schedule 14D-9 (“Amendment No. 1”) to respond to the Staff’s comments set forth in the Comment Letter.

Set forth below are the Company’s responses to the Comment Letter. The numbered responses below contain each of the Staff’s comments from the Comment Letter and correspond to the numbered comments contained in the Comment Letter.

Staff Comment

1.	We note that the Schedule 14D-9 was filed with the incorrect EDGAR tag of “14D- 9F,” rather than “14D-9.” Please file any future amendments with the correct EDGAR tag “14D-9/A.”

Company Response

In response to the Staff’s comment, the Company has filed Amendment No.1 on EDGAR using “14D-9/A” as the EDGAR tag.

U.S. Securities and Exchange Commission
October 30, 2013

Staff Comment

2.	Please confirm that Kimber Resources will file its annual report on Form 20-F for the fiscal year ended June 30, 2013.

Company Response

In response to the Staff’s comment, the Company has filed a Form 15 on October 29, 2013 with the Commission to terminate its reporting obligations under Section 12(g) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and to suspend its reporting obligations under Section 15(d) of the Exchange Act. The Company believes that is has less than 300 holders of record as determined by Rule 12g5-1 of the Exchange Act.

Staff Comment

The Fairness Opinion, page 12

3.

Please advise us as to what consideration was given to summarizing the valuation analysis of Primary Capital, given that it appears to be a reason for recommending the offer. Refer to Item 8 of Schedule 14D-9 and Item 1011(c) of Regulation M- A.

Company Response

Primary Capital Inc. (“Primary Capital”) presented its analysis (the “Fairness Opinion”) to the Company’s Board of Directors (the “Board”) which concluded that the consideration to be received by the Company’s shareholders in connection with the tender offer (the “Offer”) is fair from a financial point of view, to the shareholders of the Company (other than the Invecture Group and its affiliates). Primary Capital’s analysis as set forth in the Fairness Opinion was one factor considered by the Board in declaring the Offer advisable to the Company’s shareholders. The Company considered the fact that (i) the Fairness Opinion was only one of a number of factors (as indicated in the Company’s Directors’ Circular (the “Directors’ Circular”) as incorporated by reference in the Schedule 14D-9)) considered by the Board, (ii) the Fairness Opinion was attached in its entirety as a schedule to the Directors’ Circular, (iii) the Fairness Opinion as attached to the Directors’ Circular contained Primary Capital’s analysis including the assumptions made, the matters considered and the limitations on the review undertaken by Primary Capital in connection with preparing the Fairness Opinion, (iv) the specific line items of Schedule 14D-9 do not require a summary of financial advisory reports, opinions or appraisals (compare this to the express requirements of Item 1015 of Regulation M-A) and (v) the other disclosures that are contained in Schedule 14D-9.

The Company also considered the requirement of Schedule 14D-9 to provide the reasons for the Board recommendation regarding the Offer, for which Primary Capital’s analysis as set

U.S. Securities and Exchange Commission
October 30, 2013

forth in the Fairness Opinion was one consideration. In addition to the Fairness Opinion, the Company also recommended the Offer to its shareholders because: (i) the Offer price of $0.15 per common share represented a 67% premium over the closing price of the Company’s common shares on the Toronto Stock Exchange on September 24, 2013; (ii) the Offer was determined to be the best offer for the Company and its shareholders after an extensive review and evaluation of other financing opportunities by the Company’s management for more than a year; (iii) the Offer contained a 66 2/3% minimum tender condition that could not be lowered to less that 50% of the Company’s outstanding common shares; (iv) the Company’s current financial condition threatened its ability to continue as a going concern; (v) the Offer provided the Company’s shareholders with cash consideration for their common shares which provided immediate value and liquidity; and (vi) the Offer was not subject to a financing condition.

In the Directors’ Circular (as incorporated by reference in the Schedule 14D-9) under the heading “The Fairness Opinion”, the Company disclosed that Primary Capital presented its analysis to the Board and that Primary Capital concluded that the consideration to be received by the Company’s shareholders in connection with the Offer was fair, from a financial point of view, to the shareholders of the Company (other than the Invecture Group and its affiliates). The Company does not believe that the lack of summary of the analysis, when taking into account that the Fairness Opinion was attached in its entirety to the Directors’ Circular and that the Fairness Opinion was one of many considerations, is misleading from the perspective of the Company’s shareholders.

In light of the foregoing, and after review of the Schedule 14D-9 as a whole, the Company believes that it has satisfied its Schedule 14D-9 obligation to furnish material information that may be necessary to make the required statements within the Schedule 14D-9, in light of the circumstances under which they were made, not misleading, and does not believe that any additional disclosure is necessary.

Staff Comment

Background to the Offer, page 12

4.	Please revise to describe the substance of the discussions at each meeting or negotiation and include any discussions with Kimber’s management or the board.

Company Response

In response to the Staff’s comment, the Company has included the requested information on Item 8 of Amendment No.1 under the heading “Background to Offer”.

U.S. Securities and Exchange Commission
October 30, 2013

Staff Comment

Ownership of Securities of Kimber, page 26

5.	Please revise to include the shares owned by Invecture Group and MMCAP.

Company Response

In response to the Staff’s comment, the Company has included the requested information on Item 8 of Amendment No.1 under the heading “Ownership of Securities of Kimber”.

* * *

U.S. Securities and Exchange Commission
October 30, 2013

The Company hereby acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, please don’t hesitate to contact the undersigned or the Company’s counsel, Michael L. Weiner, Esq. at (303) 352-1156.

Thank you very much for your assistance in this matter.

Very truly yours,

KIMBER RESOURCES INC.

/S/ GORDON CUMMINGS

Gordon Cummings
President and Chief Executive Officer

cc:	Michael L. Weiner, Esq.